ATRenew Inc.

12th Floor, No. 6 Building

433 Songhu Road, Shanghai

The People’s Republic of China

September 28, 2023

VIA EDGAR

Mr. Tony Watson

Mr. Adam Phippen

Mr. Brian Fetterolf

Mr. Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: ATRenew Inc. (the “Company”)

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 18, 2023 (File No. 001-40486)

Dear Mr. Watson, Mr. Phippen, Mr. Fetterolf and Mr. Field:

This letter sets forth the Company’s response to the comments contained in the letter dated September 22, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 18, 2023 (the “2022 Form 20-F”) and the Company’s response to the Staff’s comments regarding the 2022 Form 20-F submitted on August 21, 2023. The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Transfer of Funds and Other Assets Within Our Organization, page 6

1.
We note your response to comment 9, as well as your proposed disclosure. Where you refer to the “Company’s subsidiaries” throughout your response, revise to identify which particular subsidiaries. Tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to further revise the relevant disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
September 28, 2023

Transfer of Funds and Other Assets Within Our Organization

…

~~ATRenew Inc., through its intermediate holding companies, provided capital contribution of RMB500.6 million, RMB2,589.5 million and RMB595.1 million to its subsidiaries in 2020, 2021 and 2022, respectively. The former VIE and its subsidiaries received debt financing of RMB160.3 million, RMB3,014.0 million and RMB351.6 million from ATRenew Inc.’s subsidiaries in 2020, 2021 and 2022, respectively.~~

~~The Company’s subsidiaries~~ Shanghai Aihui Trading Co., Ltd. and Shanghai Yueou Information Technology Co., Ltd. (the “Two Shanghai Subsidiaries”), transferred cash to the former VIE and its subsidiaries of RMB160.3 million in 2020, RMB3,014.0 million in 2021 and RMB351.6 million in the period before the complete unwinding of the VIE structure in 2022 by providing loans. The Two Shanghai Subsidiaries ~~Company’s subsidiaries~~ received loan repayments from the former VIE and its subsidiaries of nil in 2020, RMB700.0 million in 2021 and RMB175.0 million in the period before the completely unwinding of the VIE structure in 2022.

The Company’s intermediate holding company, i.e. AiHuiShou International Company Limited, transferred cash to the ~~Company’s subsidiaries~~ Two Shanghai Subsidiaries, including the cash transferred to the former VIE and its subsidiaries after the complete unwinding of the VIE structure, of RMB160.3 million in 2020, RMB3,229.9 million in 2021 and RMB1,801.6 million in 2022 by providing loans. The Company’s intermediate holding company received loan repayments from the ~~Company’s subsidiaries~~ Two Shanghai Subsidiaries of nil in 2020, RMB1,100.0 million in 2021 and RMB1,785.0 million in 2022.

The Company transferred cash to its intermediate holding company of RMB500.6 million in 2020, RMB2,589.5 million in 2021 and RMB595.1 million in 2022 by making capital contributions, and the Company received cash from its intermediate holding company as investment returns of nil in 2020, nil in 2021 and RMB804.7 million in 2022.

There were no other transfer of assets, dividends or distributions made between the Company, the former VIE and the ~~Company’s subsidiaries~~ Two Shanghai Subsidiaries, and no transfer of cash or other assets, dividends or distributions made to U.S. investors for the years ended December 31, 2020, 2021 and 2022. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. Our mainland China and Hong Kong subsidiaries and the former VIE have incurred cumulative losses since inception. We have no current intention to pay dividends to our shareholders.

…

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
September 28, 2023

Summary of Risk Factors

Risks Related to Doing Business in China, page 11

2.
We note your response to comment 13, as well as your proposed disclosure that the PRC government “may intervene or exert more oversight and control over offerings conducted overseas.” We reissue the comment in-part. In future filings, revise to disclose the risks that the PRC government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. In this regard, your proposed disclosure appears limited to the risks associated with intervention as well as more oversight and control over foreign offerings. Tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to further revise the relevant disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Page 11:

Risks Related to Doing Business in China

…

•
The PRC government~~’s~~, through the evolving regulatory system, has significant oversight over our business operation and may intervene or influence our operations and exert more oversight and control over our operations and offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of the ADSs” on page 45 for more details;

…

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
September 28, 2023

Page 45:

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through ~~the former VIE and its~~ our subsidiaries in mainland China. Our operations in mainland China are governed by ~~PRC~~ laws and regulations in mainland China. The PRC government, through the evolving regulatory system, has significant oversight over the conduct of our business operation and may intervene or influence our operations and exert more oversight and control over our operations and offerings conducted overseas and/or foreign investment in China-based issuers~~, and it may influence our operations~~, which could result in a material adverse change in our operation and/or the value of our ADSs. …

.…

* * *

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
September 28, 2023

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at rex.chen@atrenew.com or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Sincerely yours,

ATRenew Inc.

By:/s/ Chen Chen

Name: Chen Chen

Title: Chief Financial Officer

cc: Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP